EXHIBIT 99.135

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES.

HIGH TIDE ANNOUNCES CLOSING OF $23 MILLION BOUGHT

DEAL EQUITY FINANCING, INCLUDING EXERCISE IN FULL

OF OVER-ALLOTMENT OPTION

Calgary, AB, February 22, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce the closing of its previously announced “bought deal” short-form prospectus offering (the “Offering”) of units of the Company (the “Units”), including the exercise in full of the underwriters’ over-allotment option. The Offering was led by ATB Capital Markets Inc. and Echelon Wealth Partners Inc., together with Beacon Securities Limited and Desjardins Securities Inc.

In connection with the Offering, the Company issued an aggregate of 47,916,665 Units at a price of $0.48 per Unit, for aggregate gross proceeds of $22,999,999.20. Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, for a period of 36 months following the closing of the Offering. The TSX Venture Exchange has conditionally approved the listing of (i) the Common Shares and the Warrants issued pursuant to the Offering, and (ii) the Common Shares issuable upon the exercise of the Warrants, the broker warrants issued to the Underwriters, and the Warrants comprising the Units underlying such broker warrants. Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV. The Company expects the Warrants to commence trading on or about February 23, 2021.

The Company intends to use the net proceeds of the Offering for opening new retail cannabis store locations, completing strategic acquisitions, general corporate and working capital purposes, and for such other purposes as described in the short form prospectus of the Company dated February 16, 2021 (the “Prospectus”) prepared and filed in connection with the Offering.

Garfinkle Biderman LLP acted as legal advisors to the Company in connection with the Offering. Stikeman Elliott LLP acted as legal advisors to the Underwriters in connection with the Offering.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities, in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

Related Party Transaction

Mr. Rahim Kanji, Mr. Vahan Ajamian, and Mr. Shimmy Posen, the Chief Financial Officer, the Vice President Capital Markets, and the Corporate Secretary of the Company, respectively (collectively, the “Participating Insiders”) participated in the Offering and acquired an aggregate of 3,112,084 Units pursuant to the Offering. The participation of the Participating Insiders in the Offering constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”) and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the Offering, the Company has relied on exemptions from the formal valuation and the minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insiders’ participation in the Offering does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the closing date of the Offering (the “Closing Date”) due to the limited time between the launch date of the Offering and the Closing Date.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 70 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements”, within the meaning of applicable securities laws. Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond the control of High Tide. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward looking statements in this news release include, but are not limited to, statements with respect to the anticipated use of the net proceeds of the Offering, and the timing of the listing of the Common Shares and the Warrants on the TSX Venture Exchange. These statements are only predictions, and various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Readers are cautioned that the assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause actual results, forecasts or projections to differ materially from those anticipated in, or implied by, such forward-looking statements, including, but not limited to: (i) unanticipated developments in the general economic, financial market, legislative, regulatory, competitive and political conditions in which High Tide operates, (ii) increased competition and market volatility, (iii) the occurrence of natural and unnatural catastrophic events and claims resulting from such events, and (iv) risks related to or arising from the COVID-19 pandemic, including a deterioration of general economic and market conditions. Additional risk factors are disclosed in the Prospectus. Further, new factors emerge from time to time, and it is not possible for management of High Tide to predict all of those factors or to assess in advance the impact of each such factor on High Tide’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this news release are based on information currently available and what management of High Tide believes are reasonable assumptions. The purpose of such forward-looking statements is solely to provide readers with a description of the expectations of the management of High Tide as of the date hereof, and such forward-looking statements may not be appropriate for any other purpose.

Readers are cautioned not to place undue reliance on forward-looking information contained in this news release. Except as may be required by applicable securities laws, High Tide does not undertake any obligation to publicly update or revise any forward-looking information to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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